LAFISE SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAFISE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S BISCAYNE BLVD. SUITE 3550
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LUISA FRANCHY (305)374-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KSDT & CO
(Name – *if individual, state last, first, middle name*)

9300 S DADELAND BLVD., STE 600	MIAMI	FL	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDUARDO ERANA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAFISE SECURITIES CORPORATION, as of DECEMBER 31ST, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CERTAIN OFFICERS AND/OR DIRECTORS OF LAFISE SECURITIES CORPORATION MAINTAIN A PROPRIETARY INTEREST IN THE FOLOWING ACCOUNTS: SEE BELOW





OLGA S. HERNANDEZ MY COMMISSION EXPIRES June 13, 2019 #FF 238943 Bonded thru Notary Public Underwriters NOTARY PUBLIC, STATE OF FLORIDA

Signature

PRESIDENT AND CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Cash Flow.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCOUNTS WITH PROPRIETARY INTERESTS:
BANCO LAFISE (HONDURAS)
BANCO LAFISE BANCENTRO
BANCO LAFISE COSTA RICA
BANCO LAFISE PANAMA
LAFISE VALORES DE PANAMA SA
LAFISE VALORES PUESTO DE BOLSA (THIS IS THE ONE IN COSTA RICA)
LAFISE VALROES DE EL SALVADOR SA DE CV
LAFISE VALORES SOCIEDAD ANONIMA (THIS IS THE ONE IN GUATEMALA)
SEGUROS LAFISE SOCIEDAD ANONIMA
LATIN AMERICAN FINANCIAL SERVICES CORP
BANCO MULTIPLE LAFISE S.A.

LAFISE SECURITIES CORPORATION

TABLE OF CONTENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Lafise Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lafise Securities Corporation as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Lafise Securities Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lafise Securities Corporation's management. Our responsibility is to express an opinion on Lafise Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lafise Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Supplemental Information

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Lafise Securities Corporation's financial statements. The supplemental information is the responsibility of Lafise Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have been engaged as Lafise Securities Corporation's auditor since 2013.

Miami, Florida

February 26, 2018

2

LAFISE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

As Of December 31, 2017

ASSETS		
Cash and cash equivalents	$	79,371
Deposit with clearing broker		100,000
Due from clearing broker		1,610,821
Property and equipment, net of accumulated depreciation of $23,305		-
Other assets		32,310
Total Assets	$	1,822,502
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	49,601
Corporate income taxes payable		31,745
Total Liabilities		81,346
Stockholders' equity		
Common stock, $1 par value, 5,000,000 shares authorized, 177,778 shares issued and outstanding		177,778
Additional paid-in capital		704,222
Retained Earnings		859,156
Total Stockholders' Equity		1,741,156
Total Liabilities and Stockholders' Equity	$	1,822,502

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2017

Revenues		
Commissions	$	1,426,281
Trading Gain		5,142
Interest and dividend income		143,120
		1,574,543
Expenses		
Employee compensation, commissions and benefits		822,572
Occupancy		172,626
Communications and market data		161,056
Expense sharing with affiliate		85,560
Professional fees		76,595
Interest expense		4,501
Other operational expenses		68,447
		1,391,357
Net profit before corporate income tax provision		183,186
Corporate income tax provision		
Federal income taxes		51,845
State income taxes		7,320
		59,165
Net income	$	124,021

LAFISE SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2017

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balances, beginning of year	177,778	$ 177,778	$ 704,222	$ 735,135	$ 1,617,135
Net profit	-	-	-	124,021	124,021
Balances, end of year	177,778	$ 177,778	$ 704,222	$ 859,156	$ 1,741,156

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 124,021
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in due from clearing brokers	(1,610,821)
Decrease in other assets	1,884
Decrease in accounts payable and accrued expenses	(138,260)
Increase in corporate income tax payable	16,794
Net cash used in operating activities	$ (1,606,382)
Net decrease in cash	$ (1,606,382)
Cash and cash equivalents, beginning of year	1,685,753
Cash and cash equivalents, end of year	$ 79,371
Supplemental cash flows disclosures	
Interest payments	$ 4,501
Corporate income tax payments	$ 41,871

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. Organization and Nature of Operations

The Company was incorporated under the laws of the State of Florida on June 1, 2001, for the purpose of selling investment products and securities and other services related to investment advisement, money management and other business services.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker, and as such clears all transactions on a fully disclosed basis through clearing firms and does not hold customer funds or customer securities.

2. Summary of Significant Accounting Policies

Basis of Presentation and Revenue Recognition

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Proprietary and customer securities transactions and related revenue and expense are recorded on a trade date basis using the accrual method of accounting. All trading and investment securities, if any, are valued at quoted market price and unrealized gains or losses are included in revenues from firm trading.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Cash balances consist of cash held at two commercial banks.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1) which requires that the Company maintain a minimum net capital, as defined.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

2. Summary of Significant Accounting Policies (continued)

Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from five to ten years. Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

In accordance with U.S GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted prices included in level 1) that are observable for the asset of liability, either directly or indirectly.

Level 3 - Valuations based on inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates. The carrying amount of all financial assets and liabilities approximates fair value.

As of December 31, 2017, the Company does not have any financial assets or liabilities that are measured at fair value on a recurring or non-recurring basis.

Loss Contingencies

Loss Contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes

For income tax purposes, the Company maintains its accounts using the accrual method of accounting. There are no deferred tax assets and liabilities as of December 31, 2017.

Financial Instruments with Off-Balance Sheet Risk

The Company, under its correspondent agreements with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that it is unlikely it will have to make a material payment under this indemnity, and accordingly, has not recorded any contingent liability in its financial statements.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

3. Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2017.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

4. Clearing Arrangements

The Company has a clearing agreement with its clearing broker to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing broker. The Company maintains a deposit with its clearing broker in the amount of $100,000 which is included in the "Deposits with Clearing Brokers" line of the statement of financial condition. A termination fee may apply if the Company were to terminate its relationship with the current clearing broker. No other deposits are required. The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these statements to its clearing broker, which maintains the customers' accounts and clears such transactions.

5. Lease Commitments

The Company occupies its office location under an expense sharing agreement with Lafise Corporation, Inc., an affiliated entity, whereby they are billed for approximately 56% of the total rent. Rent expense for the year ended December 31, 2017 was $ 172,626. The Company's rental obligation under this agreement is as follows:

Year ended December 31

2018	$ 88,877

6. Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was $1,697,902 which was $1,597,902 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0479 to 1 as of December 31, 2017.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k) (2) (ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Commitments

Legal Claims

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2017, the Company was not aware of any legal proceedings, which management has determined to be material to its business operations.

9. Concentration of Credit Risk

The Company maintains its bank accounts at two (2) different financial institutions. One of these accounts totaling $ 74,285 is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 and the other account is located overseas totaling $ 5,085 is not covered by the FDIC.

10. Date of Management's Review

The Company has evaluated subsequent events through February 26, 2018, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

11. Expense Sharing Agreement

The Company has an expense sharing agreement with Lafise Corporation, Inc., an affiliated entity, to reimburse them monthly for contract services. The total amount paid to them relative to contract services was $85,560 for the year ending December 31, 2017.

LAFISE SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

Net capital		
Total stockholders' equity	$	1,741,156
Less: non-allowable assets		
Other assets	$	32,310
Non-allowable cash in foreign account		5,086
Property and equipment, net		-
	$	37,396
Net capital before haircuts	$	1,703,760
Less:		
Securities haircuts		5,858
Net capital	$	1,697,902
Aggregate indebtedness	$	81,346
Computed minimum net capital required (6-2/3% of aggregate indebtedness)	$	5,423
Minimum net capital required (under SEC Rule 15c3-1)	$	100,000
Excess net capital	$	1,597,902
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	1,577,902
Percentage of aggregate indebtedness to net capital		4.79%

There are no significant differences in the computation of adjusted net capital between the amended unaudited broker-dealer focus report and the audited annual report.

LAFISE SECURITIES CORPORATION

SCHEDULE II
STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
AS OF DECEMBER 31, 2017

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The clearing firm is Pershing LLC.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2017.

LAFISE SECURITIES CORPORATION

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders' of Lafise Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the Securities Investor Protection Corporation (SIPC) Series 600 Rules, and the related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by Lafise Securities Corporation and SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Lafise Securities Corporation for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Lafise Securities Corporation's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). Lafise Securities Corporation's management is responsible for Lafise Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences.

17

KABAT·SCHERTZER
DE LA TORRE·TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION (continued)

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 26, 2018

18

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11****1987*****************MIXED AADC 220
53506 FINRA DEC
LAFISE SECURITIES CORPORATION
200 S BISCAYNE BLVD STE 3550
MIAMI, FL 33131-2379

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,157.86

B. Less payment made with SIPC-6 filed (exclude interest) (1,293.34)

7/28/2017
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 864.51

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 864.51

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 864.51

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lafise Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Fin Op.
(Title)

Dated the 26 day of Feb., 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,574,544
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	80,828
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	50,645
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,501	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	4,501
Total deductions	135,974
2d. SIPC Net Operating Revenues	$ 1,438,570
2e. General Assessment @ .0015	$ 2,157.86
	(to page 1, line 2.A)

20

M

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which Lafise Securities Corporation identified the following provisions of 17 § C.F.R. 15c3-3(k) under which Lafise Securities Corporation claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and Lafise Securities Corporation stated that Lafise Securities Corporation met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Lafise Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lafise Securities Coporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & Co.

Miami, Florida

February 26, 2018

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

LAFISE SECURITIES CORPORATION

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2017

Lafise Securities Corporation is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of the Company's knowledge and belief, the Company states the following:

Lafise Securities Corporation operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2017, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.



Eduardo Erana, President and CEO

Luisa Franchy, Fin Op